 February 1, 2016

FILED ON EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     ATI Modular Technology Corporation

Amendment No. 6 to Registration Statement on Form 10-12G

Filed December 7, 2016

Dear Ms. Long:

This letter is in response to your December 13, 2016 comment letter to ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 5 to Registration Statement on Form 10-12G filed December 7, 2016

General

1.	In future filings, please correctly denominate the amendment number on the forepart of your registration statement.

Response: The Company will denominate the next amendment to its registration statement as No. 6.

2.	We note your response to comment 1 of our letter dated November 17, 2016 and your disclosure that you believe you are a shell company. Accordingly, please revise your Form 10 information to provide appropriate disclosure of the consequences, challenges and risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Response: The Company will amend its registration statement to reflect the following additions under “Item 1. Description of Business” after the last paragraph within that section:

“As a shell company, the Company and its shareholders are subject to certain consequences, challenges and risks. All of the presently outstanding shares of common stock are ‘restricted securities’ as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. These final rules may be found at: www.sec.gov/rules/final/2007/33-8869.pdf.

Pursuant to the new Rule 144, one year must elapse from the time a ‘shell company’, as defined in Rule 405, ceases to be ‘shell company’ and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an Issuer that has at any time previously a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, the Company is classified as a ‘shell company’ as defined in Rule 12b-2 of the Exchange Act. As such, all restricted securities presently held by the affiliates or control persons of the Company may not be resold in reliance on Rule 144 until: (1) the Company files Form 10 information with the SEC when it ceases to be a ‘shell company’; (2) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time the Company files the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

There can be no assurance that we will ever meet these conditions and any purchases of our shares are subject to these restrictions on resale. A purchase of our shares may never be available for resale as we cannot be assured we will ever lose our shell company status.”

(b) Description of Registrant’s Plan of Operation, page 4

Cooperative Agreement – America Towne, Inc. and Shexian County Investment Promotion Bureau, page 5

3.	We note your response to comment 5 of our letter dated November 17, 2016. Please explain the bifurcation on pages 5 and 6 of your discussion of the cooperative agreement with Shexian County Investment Promotion Bureau filed as exhibit 10.1 (as well as the AmericaTowne Form 8-K filed on November 22, 2016) continues to contemplate that ATI Modular Technology Corporation, not AmericaTowne, is a party to the agreement. Please be advised that securities filings and exhibits filed by separate and distinct public reporting entities do not supersede or satisfy your company’s filings, disclosures or obligations under federal securities laws and regulations.

Response: Exhibit 10.1 in the exhibit table will be correctly defined as “Cooperative Agreement Between ATI Modular and Shexian County Investment Promotion Bureau.” The agreement attached enclosed at Exhibit 10.1 to the recent registration statement is the correct version. This version lines up with Exhibit 10.1 to the Form 8-K/A filed by AmericaTowne, Inc. on November 22, 2016.

There is a separate and distinct Cooperative Agreement between AmericaTowne, Inc. and Shexian County, which is enclosed at Exhibit 10.2 to the Form 8-K/A filed by AmericaTowne, Inc. However, this same Cooperative Agreement between AmericaTowne, Inc. and Shexian County was disclosed in the Company’s, i.e. ATI Modular Technology Corp.’s, registration statement, but was not disclosed as an exhibit. In order to clarify, the Company will amend its exhibit table at Item 15 to include:

Exhibit 10.1 Cooperative Agreement between ATI Modular and Shexian County Investment Promotion Bureau

Exhibit 10.2 Cooperative Agreement between AmericaTowne and Shexian County Investment Promotion Bureau

The Company will then renumber the balance of the exhibits resulting in the last 10 series exhibit being Exhibit 10.8.

Item 2. Financial Information., page 11

Management’s Discussion and Analysis of Financial Condition and Results of Operation., page 11

4.	We note your response to comment 9 of our letter dated November 17, 2016, and we reissue the comment. Please clearly explain in your registration statement how $125,000 in revenue was earned.

Response: The Company will insert the following explanation into its amended registration statement:

“The Company earned its revenue specifically leading up to and during a trip AmericaTowne (AT) took to China from June 16-24, 2016, and subsequently September 4-11, 2016. During AmericaTowne’s meetings with government representatives from June 16-24, 2016, and September 4-11, 2016, the Company provided AmericaTowne with its intellectual property and technical expertise that allowed AmericaTowne to engage in discussions, provide data, and enter an agreement with government agencies. Technically before entering the formal agreement, the Company had already provided its services including intellectual property, research, and data to AmericaTowne which enabled AmericaTowne to achieve successful results during its trips to China. Pursuant to ASC 605 the Company had provided services and its intellectual property and were entitled to recognize revenues as reflected in its disclosure financial statements. Pursuant to ACS 605 an arrangement exist, services were rendered at a fixed price, and collectability was reasonably assured.”

5.	Please also provide a discussion of your results for the interim period ended September 30, 2016. Refer to Item 303(B) of Regulation S-K.

Response: The Company will provide a discussion of our results from the interim period ended September 30, 2016.

Item 5. Directors and Executive Officers., page 16

Alton Perkins – Sole Director and Officer, page 16

6.	We note your response to comment 13 of our letter dated November 17, 2016. Please clarify that the eleven counts of fraudulent misappropriation by a fiduciary resulted in felony convictions.

Response: The Company will amend its discussion of Mr. Perkin’s convictions as follows:

“The Company further discloses that the aforementioned Order references the failure of Mr. Perkins to disclose eleven (11) convictions in the Circuit Court for Prince George’s County, Maryland, for fraudulent misappropriation by a fiduciary in connection with a real estate transaction unrelated to the Company or its subsidiaries. On or about March 10, 2000, Mr. Perkins had been arraigned on eleven counts of fraudulent misappropriation by a fiduciary. The alleged misappropriation occurred on or about November 24, 1999 (i.e. the date set by the Court as the offense date). Mr. Perkins pled nolo contendre on August 31, 2000 without any admission or finding of guilt, resulting in eleven (11) felony convictions. Mr. Perkins was and had been given a five-year suspended sentence, which has since expired. Mr. Perkins disclosed to the Company that he had subsequently obtained a judgment out of the Superior Court of Mecklenburg County in North Carolina in the amount of $125,000 against an individual who defamed him and published false comments related to his nolo contendre plea. The company further discloses that the state of Virginia Division of Securities conducted an investigation into the matter. After careful review of the matter and applicable law, they concluded that no action was warranted and stated that “the matter is closed.”

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters., page 21

7.	Please disclose that the OTC Markets Group, Inc. has discontinued the display of your quotes and discuss your status as a Caveat Emptor security and a public interest concern with the OTC Markets Group Inc.

Response: The Company will amend Item 9 to disclose as follows:

“OTC has discontinued the display of the Company’s quotes. The Company is currently listed by FINRA as a Caveat Emptor security and public interest concern with the OTC. The potential reasons for this categorization are set forth at http://www.otcmarkets.com/stock/GREI/quote, even though no specific reason has been stated by OTC.”

Notes to the Financial Statements

Revenue Recognition, page 51

8.	We note your response to comment 8 of our letter dated November 17, 2016. Please provide us with a summary of the significant terms of the Modular Services Agreement. Based on those terms, please help us understand how you fulfilled your obligations under this agreement during the period ended June 30, 2016 to record the $125,000 as revenue pursuant to ASC 605.

Response: The scope of services provided pursuant to the agreement includes ATI Modular providing the research, development, training and modular technology in a manner deemed commercially acceptable by AmericaTowne based on its commercially reasonable requirements, plans and specifications, which shall be agreed upon in advance of any substantial and material construction (collectively referred to as the “Services”).

Before and during the visits pursuant to the agreement with AmericaTowne, ATI Modular was specifically responsible for providing AmericaTowne with the right to use intellectual property including data, research and development findings, plans and an implementation programs on modular technology - the Services which would allow AmericaTowne to present to its potential customer background material, data, and plans on modular technology. This intellectual property consisting of data, research and plans enabled AmericaTowne to provide presentations and plans that included the methods for modular construction that are commonly used, the key components of the process, the methods applicability to the local community, the supplies and equipment required, and the possible origin of the supplies and equipment, the size of the potential plant, consultants and associates required for development, costs involved, utilities and other resources needed, the feasibility and requirements for buildings, US based and local Human Resources needed, and the requirements of the local government. The preceding intellectual property including information, material, data, plans and presentations ATI Modular provided to and on behalf of AmericaTowne were the Services called for in the agreement. Services provided by ATI Modular enabled AmericaTowne to provide a clear and succinct presentation resulting in agreements with customers and potential business opportunities which if some or all components of the agreements are realized, may lead to an increase in US employment and “made in America” exports. The revenue from the intellectual property provided and used by AmericaTowne was recognized at the point and time the intellectual property was provided. Pursuant to ACS 605 an arrangement exist, services were rendered at a fixed price, and collectability was reasonably assured.

9.	Based on disclosures provided in your Form 10-Q for the period ended September 30, 2016, we note that your sales for this period consisted of $125,000 under the Modular Services Agreement with AmericaTowne and $250,000 under the Sales and Support Services Agreement with Yilaime for service fees. Your disclosures on page 7 indicate that under this agreement Yilaime will provide you with marketing, sales and support services in your pursuit of ATI Modular business in China in consideration of a commission equal to 10% of the gross amount of monies procured for you through Yilaime’s services. In consideration of the right to receive this commission, Yilaime has agreed to pay you a quarterly fee of $250,000 starting on July 1, 2016. It is not clear why you are recording revenue and Yilaime is paying you for services Yilaime is providing you. Please advise and address your consideration of ASC 605 in determining it is appropriate to record revenue related to this agreement.

Response: Yilaime for its financial gain provides marketing, sponsorship, partner, supplier, sales and support services for ATI Modular in furthering the development of ATI Modular’s Business (“Yilaime’s Services”). Yilaime’s Services to identify and attract for the benefit of ATI Modular’s Business, including but not limited to governmental agencies and other entities located in, amongst other locales, the United States, China and Africa. ATI Modular pursuant to the agreement has delivered to Yilaime the exclusive right to provide services. For this right Yilaime is required to pay a quarterly fee of $250,000.

Pursuant to ACS 605 an arrangement exists, services including exclusive rights have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Provided that ATI Modular grows to the company that it is expected, and we have no reason to believe that it will or will not, Yilaime for its financial gain has agreed to pay for the exclusive right to provide services to ATI Modular including identifying contractors and suppliers as well as investors, other governments and agencies who would become clients and that may want to assist ATI Modular in developing modular technology across China and elsewhere. For that right, Yilaime’s management believes that it is in its best interest to establish this exclusive right before the cost of such right may be prohibited by costs.

Pushdown Accounting and Goodwill, page 51

10.	We note your response to comment 17 of our letter dated November 17, 2016. Please address the following:

•	Please provide us with sufficiently detailed information for us to fully consider the appropriateness of applying pushdown accounting to the transaction that took place on June 2, 2016. Please provide us with a comprehensive analysis of how you determined that this entity represented a business pursuant to ASC 805-50-20. Please address the guidance provided in ASC 805-10-55-4 through ASC 805-10-55-9; and,
•	Your previous response indicated that you determined that you had an option of selecting pushdown accounting pursuant to FASB Accounting Standard Update No. 2014-17. Please address the specific sections of ASU 2014-17 that led you to determine your accounting was appropriate.

Refer to ASC 805-50-05-9.

Response: In response to Comment 10, the Company provides the following analysis:

The Company’s Comprehensive Analysis Regarding ASC 805-50-20

Pursuant to ASC 805-50-20 a Business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Prior to and after June 2, 2016 the company conducted business, incurred liabilities, and attempted to provide economic benefits to its shareholders of record.

ASC 805-10-55-4 defines the three elements of a business consisting of input, processes, and outputs. ASC 805-10-55-5 states a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. In this case, the market participants is the company which has integrated modular technology into the business.

ASC 805-10-55-6 stresses that business varies by industry and by the structure. It further states “Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Further stating nearly all businesses have liabilities.” On June 2, 2016, the Company in spite of having few inputs and processes had liabilities which exceeded its assets. The Company as a new business focuses on the development of modular technology.

ASC 805-10-55-7 states that in the development stage the business might not have outputs, so other factors must be considered for example has the business began planned principle activities; does the business have employees and or intellectual property that could be applied to inputs, is a plan being pursed to produce outputs, or will customers be able to be obtained to purchase outputs. Further not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. On June 2, 2016, the Company had intellectual property that could be applied, a plan to produce outputs, as well as the ability to obtain customers. The plan, and intellectual property resulted in a matter of weeks agreements signed and customers obtained.

ASC 805-10-55-8 states “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.”

ASC 805-10-55-9 states “In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business.”

On June 2, 2016, the Company had with the acquisition of the assets by the Chief Executive Officer, upon signing the agreement the goodwill of the Chief Executive Officer, who has extensive experience in conducting business in China. This goodwill was recognized and accounted for at the time of acquisition. This goodwill, intellectual property, plan, and processes resulted in agreements with three customers, and the potential for shareholders to realize possible economic benefits.

Based upon the above on 2 June 2016, the Company was a business as defined by ASC 805-50-20.

The Company’s Analysis Regarding ASU 2014-17

Pursuant to ASC 805-50-05-9 the acquiree is a business, the business had a change in control, and the Company has elected to use pushdown accounting.

ASC 805-10, ASC 805-20, and ASC 805-30 states that obtaining control of a business is a significant event for which a new basis of accounting is required “for the net assets acquired and, in the absence of another distinct threshold that is conceptually grounded in GAAP, change-in-control events also could serve as the basis for establishing a new basis in an [acquiree’s] separate financial statements.”

The Company had the option to apply pushdown accounting upon a change in control. According to ASU 2014-17, 805-50-25-4 states “An acquiree shall have the option to apply pushdown accounting in its separate financial statements when an acquirer — an entity or individual — obtains control of the acquiree. An acquirer might obtain control of an acquiree in a variety of ways, including any of the following: a) By transferring cash or other assets, b) By incurring liabilities, c) By issuing equity interests, and d) By providing more than one type of consideration. In this case the acquiree was acquired by a transfer of cash.

An acquiree may only elect pushdown accounting if another entity or individual (i.e., an acquirer) has obtained control of the acquiree. Certain transactions are not within the scope of the pushdown accounting subsections of ASC 805-50 because they are not transactions in which an acquirer obtains control of a business or nonprofit activity (i.e., they are not within the scope of ASC 805-10, ASC 805-20, and ASC 805-30). Such transactions include the formation of a joint venture; acquisitions of assets or groups of assets that do not constitute a business; combinations between entities, businesses, or nonprofit activities under common control; and mergers of not-for-profit entities. For example, the pushdown accounting election does not apply to the formation of a joint venture because, while an entity loses control of a subsidiary in such a transaction, no other individual or entity obtains control of it.

Further 805-50-30-11states that an acquiree shall recognize goodwill that arises because of the application of pushdown accounting in its separate financial statements. In this case, the goodwill recognized at the time of the acquisition was accounted for in the Company’s financial statements.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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